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Exhibit 99.3

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

  Form of Proxy — Special Meeting to be held on December 9, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every unitholder has the right to appoint some other person or company of their choice, who need not be a unitholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.
This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the unitholder.

5.
The securities represented by this proxy will be voted as directed by the unitholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or voted against each of the matters described herein, as applicable, in accordance with the instructions of the unitholder, on any ballot that may be called for and, if the unitholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.
This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Mountain Time, on Tuesday, December 7, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 30SE10095.E.SEDAR/000001/000001/i

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Appointment of Proxyholder

I/We being unitholder(s) of Enerplus Resources Fund (the "Fund") hereby appoint: Gordon J. Kerr, the President & Chief Executive Officer of EnerMark Inc. (the administrator of the Fund), or failing him, David A. McCoy, the Vice President, General Counsel & Corporate Secretary of EnerMark Inc.	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the unitholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of unitholders of Enerplus Resources Fund (the "Meeting") to be held at the Metropolitan Centre, Grand Lecture Theatre, 333 4 Avenue SW, Calgary, AB on Thursday, December 9, 2010 at 10:00 am (Calgary time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT  OVER THE BOXES.

	For	Against
1. Arrangement Resolution — To consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "C" to the accompanying information circular and proxy statement of the Fund dated October 25, 2010 (the "Information Circular"), to approve the conversion of the Fund from its current trust structure to a corporate structure by way of a plan of arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta), all as more particularly described in the Information Circular.	☐	☐

	For	Against
2. Approval of Stock Option Plan — If the Arrangement Resolution is passed, to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a stock option plan, a copy of which is set forth in Appendix "E" to the Information Circular, for Enerplus Corporation ("Newco"), the successor to the Fund following completion of the Arrangement, to take effect upon completion of the Arrangement, all as more particularly described in the Information Circular.	☐	☐

	For	Against
3. Approval of Shareholder Rights Plan — If the Arrangement Resolution is passed, to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a shareholder rights plan for Newco to take effect upon completion of the Arrangement, all as more particularly described in the Information Circular.	☐	☐

Authorized Signature(s) — This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD/MM/YY

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  Exhibit 99.3